Exhibit 21.1

Wholly-owned subsidiaries of the Company

1.	Longtop Financial Technologies Limited, incorporated in the British Virgin Islands

2.	Xiamen Longtop System Co., Ltd., incorporated in the PRC

3.	Xiamen Longtop Technology Co., Ltd., incorporated in the PRC

4.	Xiamen Longtop Information Technology Co., Ltd., incorporated in the PRC

5.	Grand Legend Holdings Limited, incorporated in the British Virgin Islands

6.	Advanced Business Services (Beijing) Co., Ltd., incorporated in the PRC

7.	Beijing Longtop Technology Co., Ltd., incorporated in the PRC

8.	Shanghai Longtop Information Technology Co., Ltd., incorporated in the PRC

9.	Guangzhou FEnet Information Technologies Co., Ltd., incorporated in the PRC

10.	State Prime Technology Limited, incorporated in Hong Kong